Exhibit 23(b)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-8 for the registration of 3,000,000 Common Shares pertaining to the Lincoln Electric Holdings, Inc. 2006 Equity and Performance Incentive Plan of our reports dated February 16, 2006, with respect to the consolidated financial statements and schedule of Lincoln Electric Holdings, Inc. and subsidiaries as of and for the year ended December 31, 2005, Lincoln Electric Holdings, Inc. and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Lincoln Electric Holdings, Inc. and subsidiaries as of December 31, 2005 included in its Annual Report (Form 10-K), filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cleveland, Ohio
May 16, 2006